Exhibit 99.25

Q1 2015

Management Discussion and Analysis

 Of Financial Condition and Results of Operations

 For the Three Months Ended September 30, 2014 ("Q1 2015")

(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of November 13, 2014, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2014 and 2013, as well as the Company's latest annual MD&A ("2014 Annual MD&A") and audited financial statements for the years ended June 30, 2014 and 2013 (as found on www.sedar.com or on DHX's website at www.dhxmedia.com). The unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

DHX is a public company incorporated under the Canadian Business Corporations Act whose common shares are traded on the Toronto Stock Exchange (“TSX”) admitted on May 19, 2006 (symbol DHX). Additional information relating to the Company can be found on its website at www.dhxmedia.com or on SEDAR at www.sedar.com.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its unaudited interim condensed consolidated financial statements for the first quarter of 2012 (three months ended September 30, 2011).

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totaled, may be slightly different than the corresponding total.

This MD&A contains certain forward-looking statements, which reflect DHX management’s (“Management”) expectations regarding the Company’s growth, results of operations, performance, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements, or other future events constitute forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “pursue”, “continue”, “seek”, or “potential” or the negative or other variations of these words, or other similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based on what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates, and technology changes. An assessment of the risks that could cause actual results to materially differ from current expectations is contained in the “Risk Assessment” section of this MD&A and the 2014 Annual MD&A, as well as noted in the “Risk Factors” section of the Company’s recently filed “Annual Information Form”.

The foregoing is not an exhaustive list and other risks are detailed from time to time in other continuous disclosure filings of the Company, including, among other filings, the Company’s recent “Management Information Circular” and “Final Short Form Prospectus”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

2

Business of the Company

DHX is a leading independent supplier, distributor, licensor, and broadcaster of television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following business and asset acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;

•	imX Communications Inc. (“imX”) on July 20, 2008;

•	W!ldbrain Entertainment Inc. (“DHX Wildbrain”) on September 14, 2010;

•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;

•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;

•	Epitome Pictures and related companies (“Epitome”) on April 3, 2014;

•	Family Channel (“DHX Television”) on July 31, 2014 (see DHX Television Acquisition section of this MD&A for further details);
•	Certain assets of Echo Bridge Entertainment, LLC ("Echo Bridge") on November 13, 2014 (see Library Acquisition section of this MD&A for further details).

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes more than 11,800 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Richard Scarry’s Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Teletubbies, In the Night Garden, and Degrassi. DHX’s European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands. With the acquisition of DHX Television on July 31, 2014, the Company became a broadcaster by acquiring Family Channel (the"Family Channel"), including its multiplex feed known as Disney Junior ("Disney Junior (English)"), the French-language Category B specialty television channel known as Disney Junior ("Disney Junior (French)"), and the English-language Category B specialty television channel known as Disney XD ("Disney XD") (together, the "Family Channel Business"). The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and is in its 22nd season. DHX has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and the Netherlands.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution and its Youtube business) of its proprietary and third party acquired titles, 3) television (subscriber, advertising, and digital revenue) through DHX Television's ownership of Family Channel, Disney Junior (English), Disney Junior (French), and Disney XD, 4) merchandising and licensing (“M&L”) for owned brands and music and royalties (including, among others, Yo Gabba Gabba!, Caillou, Richard Scarry’s Busytown Mysteries, Johnny Test, Teletubbies, and In the Night Garden), 5) M&L represented through CPLG, 6) producer and service fees, which includes production services for third parties, and 7) other revenues which includes new media and other revenues.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses and in M&L if it relates to royalties or revenues generated from non-television licenses. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (See note 3 of the audited consolidated financial statements for the years ended June 30, 2014 and 2013 for details on revenue recognition).

3

Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms including Youtube and home entertainment) for specified periods of time. Distribution revenue also includes theatrical and other revenues generated on its feature films and movies of the week (“MOW’s”).

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Disney Junior (English) (which is a multiplex channel of Family Channel), Disney Junior (French), and Disney XD. Family Channel and Disney Junior (English) are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. Disney XD and Disney Junior (French) have specialty television licenses, which permit them to generate advertising revenues, but the majority of the revenues are subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by popular and robust websites designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Subscriber revenues accounted for 85-95% of the revenues for DHX Television on a pro forma basis.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for service and corporate overhead fees earned for producing television shows and MOW’s.

M&L-Owned (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Yo Gabba Gabba!, Caillou, Johnny Test, Teletubbies, and In the Night Garden) and revenues earned on music publishing rights, music retransmission rights, and other royalties.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business (acquired as part of the DHX Cookie Jar acquisition) based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, and other revenue.

4

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three months ended September 30, 2014 ("Q1 2015") and 2013 ("Q1 2014") has been prepared in accordance with IFRS, and is derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for Q1 2015 and Q1 2014, and can be found at www.sedar.com or DHX’s website at www.dhxmedia.com. Each reader should read the following information in conjunction with those statements and the related notes.

	Q1 2015	Q1 2014
($000, except per share data)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:[1]
Revenues	43,031	27,002
Direct production costs and expense of film and television produced[2]	(17,083)	(11,076)
Expense of book value of acquired libraries	(874)	(663)
Gross margin[3]	25,074	15,263
Selling, general, and administrative	(11,953)	(8,052)
Amortization, finance and other expenses, net[4]	(23,252)	(3,759)
Recovery of (provision for) income taxes	2,398	(1,294)
Net income (loss)	(7,733)	2,158

Cumulative translation adjustment	(2,893)	1,306
Comprehensive income (loss)	(10,626)	3,464
Basic earnings (loss) per common share	(0.06)	0.02
Diluted earnings (loss) per common share	(0.06)	0.02
Weighted average common shares outstanding (expressed in thousands)
Basic	119,894	102,778
Diluted for net income (loss)	119,894	106,515
Diluted for normalized net income[5]	122,969	106,515

Normalized net income[5]	5,535	3,021
Basic normalized earnings per common share[5]	0.05	0.03
Diluted normalized earnings per common share[5]	0.05	0.03

	As at September 30, 2014	As at June 30, 2014
Consolidated Balance Sheet Data:
Cash and restricted cash	23,875	26,711
Investment in film and television programs	164,546	146,631
Total assets	621,166	424,230
Total liabilities	409,182	200,881
Shareholders' equity	211,984	223,349

1The financial information for Q1 2015 includes the full results for all segments except DHX Television, which only had 61 days of activity. The financial information for Q1 2014 in the table includes only 18 days for Ragdoll and excludes DHX Television and Epitome, which were acquired subsequent to September 30, 2013.

2Direct production costs and expense of film and television produced for Q1 2015 excludes the expense of acquired libraries of $1,494 (Q1 2014-$1,120) for the amortization recorded on the purchase price allocation bump to investment in film.

3Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

4Other costs for the Q1 2015 include Epitome, DHX Television, and Echo Bridge acquisition costs of $3,918 (Q1 2014-Ragdoll acquisition costs of $1,233).

5Normalized net income for the Q1 2015 is $5,535 (Q1 2014-$3,021) made up of a loss of $7,733 (Q1 2014-$2,158 income) adjusted for charges related to acquisitions of $2,820, net of tax effect of $1,098 (Q1 2014-Ragdoll acquisition costs of $863, net of tax effect of $370) and tangible benefit obligation expense of $10,448, net of tax effect of $3,767 (Q1 2014-nil). Basic normalized earnings per common share is computed by dividing normalized net income for Q1 2015 of $5,535 (Q1 2014-$3,021) by basic weighted average common shares outstanding of 119,894 (Q1 2014-102,778). Diluted normalized earnings per common share is computed by dividing normalized net income for Q1 2015 of $5,535 (Q1 2014-$3,021) by diluted weighted average common shares outstanding of 122,969 (Q1 2014-106,515). Please see EBITDA and Adjusted EBITDA section of this MD&A for further details.

5

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended September 30, 2014. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2014 and 2013 as filed on www.sedar.com or DHX’s website at www.dhxmedia.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2015[1]	Fiscal 2014[1]				Fiscal 2013[1]
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(All numbers are in thousands	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
except per share data)	$	$	$	$	$	$	$	$

Revenue	43,031	29,745	29,029	30,355	27,002	26,163	31,227	26,358

Gross Margin[2]	25,074	18,864	17,486	17,821	15,263	14,910	14,413	13,984

EBITDA[2]	(4,406)	8,034	8,314	9,104	6,568	4,781	4,422	3,451
Adjusted EBITDA2 & 3	13,727	10,192	9,426	9,611	7,801	7,499	7,214	6,875

Net Income (Loss)	(7,733)	1,040	1,802	2,811	2,158	739	906	287

Normalized Net Income	5,535	2,551	2,580	3,166	3,021	4,751	2,726	883

Comprehensive Income (Loss)	(10,626)	2,197	1,658	2,089	3,464	(1,312)	416	218

Basic Earnings (Loss) Per Common Share[4]	(0.06)	0.01	0.02	0.03	0.02	0.01	0.01	0.00
Diluted Earnings (Loss) Per Common Share[4]	(0.06)	0.01	0.02	0.03	0.02	0.01	0.01	0.00
Adjusted Basic Earnings Per Common Share[5]	0.05	0.02	0.02	0.03	0.03	0.03	0.03	0.03
Adjusted Diluted Earnings Per Common Share[5]	0.05	0.02	0.02	0.03	0.03	0.03	0.03	0.03

1The financial information for Q1 2015 includes financial information for all DHX segments except DHX Television, which only had 61 days of activity. The financial information for Q4 2014 includes financial information for all DHX segments except Epitome, which only had 89 days of financial activity, and DHX Television as this was prior to its acquisition. The financial information for Q2 and Q3 2014 includes financial information for all DHX segments except Epitome and DHX Television as this was prior to their acquisition. Q1 2014 includes financial information for all DHX segments except Ragdoll, which only has 18 days of financial activity, and Epitome and DHX Television, as this was prior to their acquisition. The financial information for Q3 and Q4 2013 includes financial information for all DHX segments, except Ragdoll, Epitome, and DHX Television as this was prior to their acquisition. The financial information for Q2 2013 includes only 70 days activity for DHX Cookie Jar and no amounts for Ragdoll, Epitome, and DHX Television as this was prior to their acquisition.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details) (see “Reconciliation of Historical Results to EBITDA and Adjusted EBITDA” of this MD&A). Note: Q1 2015 has a non-recurring charge of $14,215 for tangible benefit obligation expense; with this normalized, EBITDA would be $9,809.

3The Q1 2015 Adjusted EBITDA figures shown above were adjusted for DHX Television and Echo Bridge acquisition costs and non-recurring charges of $18.13 million (Q4 2014-DHX Television and Epitome charges of $2.18 million, Q3 2014-Ragdoll and DHX Television charges of $1.11 million, Q2 2014-Ragdoll and DHX Television charges of $0.51 million, Q1 2014-Ragdoll charges of $1.23 million, Q4 2013-Cookie Jar charges of $2.72 million, Q3 2013- Cookie Jar charges of $2.79 million, and Q2 2013- Cookie Jar charges of $3.42 million, respectively) as management believes the adjusted figures to be a more meaningful indicator of operating performance (see “Reconciliation of Historical Results to EBITDA and Adjusted EBITDA” of this MD&A).

4Note for Fiscal 2014 basic and diluted earnings per common share is $0.07, however, due to rounding Q1-Q4 2014 sums to $0.08.

5Adjusted basic and diluted earnings per share for Q1 2015 have been calculated by adding back the DHX Television and Echo Bridge and non-recurring charges of $2.82 million (net of $1.10 million tax effect) and tangible benefit obligation expense of $10.45 million, net of tax effect of $3.77 million (Q4 2014-Epitome and DHX Television charges of $1.50 million (net of $0.68 million tax effect); (Q3 2014-Ragdoll and DHX Television charges of $0.78 million (net of $0.33 million tax effect); Q2 2014-Ragdoll and DHX Television charges of $0.36 million (net of $0.15 million tax effect); Q1 2014-Ragdoll charges of $0.86 million (net of $0.37 million tax effect); Q4 2013-Cookie Jar charges of $1.78 (net of $0.94 million tax effect); Q3 2013- Cookie Jar charges of $2.06 million (net of $0.73 million tax effect); Q2 2013- Cookie Jar charges of $2.65 million (net of $0.77 million tax effect) to the period net income and dividing by the number of weighted average common shares outstanding for basic and diluted for each quarter (Q1 2015-119,894 and 122,969, Q4 2014-119,585 and 122,485: Q3 2014-116,191 and 119,378; Q2 2014-108,185 and 112,284; Q1 2014-102,778 and 106,515; Q4-2013-102,410 and 105,507; Q3 2013-102,124 and 105,191; and Q2 2013-90,392 and 95,537 respectively).

6

Results for the three months ended September 30, 2014 (“Q1 2015”) compared to the three months ended September 30, 2013 (“Q1 2014”)

Revenues

Revenues for Q1 2015 were $43.03 million, up 59% from $27.00 million for Q1 2014. The increase in Q1 2015 was due to the acquisition of DHX Television on July 31, 2014 as well as increases in distribution, producer and service fee revenue, M&L-owned, and M&L-represented, offset by a decrease in proprietary production revenue.

Proprietary production revenues: Proprietary production revenues for Q1 2015 were $5.56 million, a decrease of 47% compared to $10.58 million for Q1 2014. The decrease was expected and due largely to the timing of scheduled Q1 2015 proprietary production deliveries and were in line with Management's expectations. Fiscal 2015 deliveries are tracking to previously reported annual expectations (see delivery chart below for further details).

For Q1 2015, the Company added 31.0 half-hours to the library versus 53.0 half-hours for Q1 2014. The breakdown for Q1 2015 is 31.0 half-hours - $5.56 million of proprietary film and television program production revenue versus the 41.0 half-hours for Q1 2014, where the programs have been delivered and the license periods have commenced for consolidated entities and no half-hours for shows in intellectual property (“IP”) rights for third party produced titles (12.0 half-hours for SheZow in Q1 2014). Q1 2015 proprietary deliveries were in line with scheduled deliveries and Management’s expectations.

7

The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Q1 2015 and Q1 2014 was as follows:

		Q1 2015		Q1 2014
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Degrassi	XIV		10		—
Dr. Dimensionpants	I		6		—
Ella the Elephant	I		—		13
Inspector Gadget	I		7		—
Johnny Test	VI		—		5
Packages from Planet X	I		—		12
You & Me	I		8		1
Subtotals		$5.56	31	$7.75	31

Other Proprietary Titles with Canadian and Other Rights

Doozers	I		—		N/A	[1]
Subtotals			—	$0.41	—

Third Party Produced Titles with IP Rights

SheZow			—		12
Subtotals			—		12

Total Children's and Family		$5.56	31	$8.16	43

Comedy:

Proprietary
Satisfaction	I		—		10
Total Comedy		$0.00	—	$2.42	10

Total Proprietary		$5.56	31	$10.17	41
Total Other Proprietary Titles with Canadian and Other Rights		—	—	$0.41	—
Total Third Party Produced Titles with IP Rights		—	—	—	12
		$5.56	31	$10.58	53

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

Distribution revenues: For Q1 2015, distribution revenues were up 44% to $9.99 million (39% organic growth including 2% acquisitive growth or $0.17 million from Epitome) from $6.96 million for Q1 2014, primarily due to the continuing growth of new digital customers and territories. For Q1 2015, the Company closed significant deals, among others previously announced, as follows: Walt Disney Corporation, Netflix, Inc., Jeunesse TV, Société-Radio Canada, Buena Vista International, and QKids LLC. Also included in these figures are advertising and subscription video on demand ("VOD") revenues, from our evolving Google (YouTube.com) relationship. The net margin contribution from the Google (YouTube.com) relationship for Q1 2015 was $1.44 million (gross revenue-$2.62 million) (Q1 2014-net margin contribution $0.34 million (gross revenue-$0.61 million)). This was only up slightly from Q4 2014 (net margin contribution-$1.43 million (gross revenue-$2.59 million)) as July and August are slow months for advertising revenues. September showed 16% growth in advertising VOD month over month and Management expects this trend to continue for Q2 2015 and the remainder of Fiscal 2015.

8

Television revenues: For Q1 2015, television revenues were $13.99 million (Q1 2014-nil) for the two month period from July 31, 2014 through September 30, 2014, which was at the high end of Management's expectations for DHX Television. Approximately $12.10 million, or 86%, of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined $1.90 million, or 14% of the total television revenues.

M&L-owned (including music and other royalty revenues): For Q1 2015, M&L-owned increased 25% to $2.74 million (Q1 2014-$2.19 million). For Q1 2015 and Q1 2014, there were no amounts for Yo Gabba Gabba! Live! as no shows were scheduled in these periods. In October 2014, a refreshed Yo Gabba Gabba! Live! tour was launched and is expected to visit 30 cities and perform 58 shows through December 2014. For Q1 2015, the remaining M&L-owned was $2.74 million, up 25% as compared to $2.19 million for Q1 2014 mainly the result of acquisitive growth, specifically in music and other royalties.

M&L-represented revenues: For Q1 2015, M&L-represented revenues were up to $2.98 million or 16% compared to Q1 2014 at $2.57 million, in line with Q1 2015 expectations as the UK and Europe continue to show signs of recovery.

Producer and service fee revenues: For Q1 2015, the Company earned $6.94 million for producer and service fee revenues, an increase of 69% versus the $4.10 million from Q1 2014 as a couple of significant projects ramped up at both the Company's Halifax and Vancouver offices.

New media revenues: For Q1 2015, new media revenues increased 40% to $0.84 million (Q1 2014-$0.60 million) based primarily on scheduled timing of certain UMIGO and other interactive deliverables.

Gross Margin

Gross margin for Q1 2015 was $25.07 million, an increase in absolute dollars of $9.81 million or 64% compared to $15.26 million for Q1 2014. DHX is pleased to report the overall gross margin for Q1 2015 at 58% of revenue which was near the top of Management's expectations as the result of a strong quarter for digital distribution deals, overall distribution margins, proprietary production margins, M&L-owned, M&L-represented, and DHX Television. Gross margin for Q1 2015, including DHX Television, was calculated as revenues of $43.03 million, less direct production costs and expense of investment in film of $17.08 million and $0.87 million expense of book value of acquired libraries, (Q1 2014-$27.00 million less $11.08 million and less $0.66 million, respectively). Gross margins for DHX Television were 52% or $7.33 million, calculated as revenue of $13.99 million, less programming costs, Disney fees, and other direct creative costs of $6.66 million.

For Q1 2015, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $2.98 million or 54%, net producer and service fee revenue margin of $2.40 million or 35%, distribution revenue margin of $7.22 million or 72% ($5.72 million or 57% when the remaining $1.49 million for the expense of acquired libraries below the line is removed), television margin was $7.33 million or 52%, M&L-owned margin was $2.02 million or 74%, M&L-represented revenue margin was $2.98 million or 100%, and new media margin of $0.16 million or 19%.

Production margin at 54%, based on product delivery mix and specifically driven by strong production margins on Degrassi, was above the high-end of Management’s expectations. Producer and service fee margins can vary greatly and at 35% (as compared to 26% for Q1 2014) is within Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 72% is above the high-end of Management’s expectations. DHX Television's margin of 52% was consistent with Management's expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Q1 2015 increased 48% to $11.95 million compared to $8.05 million for Q1 2014. For Q1 2015, SG&A includes $2.43 million (Q1 2014-nil) for DHX Television for 61 days of activity. SG&A includes $0.61 million (Q1 2014-$0.59 million) in non-cash share-based compensation. When adjusted, cash SG&A at $11.34 million was in line with the midpoint of Management’s quarterly SG&A expectations.

Amortization and Expense of Acquired Libraries, Below the Line

For Q1 2015, amortization and expense of acquired libraries was up 28% to $3.17 million (Q1 2014-$2.47 million). For Q1 2015, the expense of acquired libraries was $1.49 million, primarily due to the Cookie Jar, Epitome, and Ragdoll acquisitions (Q1 2014-$1.12 million, Cookie Jar only). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $0.87 million (Q1 2014-$0.66 million), relating to the book value of the investment in film upon acquisition, is shown as a reduction of gross margin noted above]. For Q1 2015, amortization of P&E was up 50% to $0.66 million primarily due to the Epitome acquisition (Q1 2014-$0.44 million). For Q1 2015, amortization of intangible assets was up 11% to $1.01 million primarily due to the Epitome, Cookie Jar, and Ragdoll acquisitions (Q1 2014-$0.91 million, Cookie Jar and Radgoll only).

9

Tangible Benefit Obligation

As previously disclosed in the Company's 2014 Annual MD&A and as part of the Canadian Radio-Television and Telecommunications commission ("CRTC") decision approving the Company's acquisition of DHX Television, the Company is required to contribute $17.31 million to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time, and for revisions to the timing of the cash flows. Changes in the obligation are recorded as accretion of long-term liabilities in the income statement. The tangible benefit obligation has been recorded in the statement of income at fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability as of the date of acquisition of DHX Television resulting in a non-recurring charge of $14.22 million during Q1 2015. Subsequent to the recognition of the liability, non-cash accretion expense is recorded on the tangible benefit obligation in finance expense, resulting in the recognition of $0.02 million in non-cash accretion expense during Q1 2015.

Development Expenses and Other Charges

During Q1 2015, there was $0.04 million recorded for development expenses (Q1 2014-nil), which consists of normal course development (Q1 2014-nil) and other charges related to DHX Television of $0.20 million (Q1 2014-nil).

Acquisition Costs

During Q1 2015, there was $3.92 million for acquisition costs related to the purchase of Epitome, Echo Bridge, and DHX Television (Q1 2014-$1.23 million for Radgoll acquisition).

Finance Income (Expense)

For Q1 2015, the Company recorded net finance expense of $1.71 million versus $0.06 million net finance expense for Q1 2014. Q1 2015 net finance expense consists of $2.69 million for finance costs on long-term debt and capital leases (Q1 2014-$0.36 million), $0.47 million for finance and bank charges including interest on the revolving line of credit (Q1 2014-$0.06 million), interest accreted on deferred financing fees of $0.33 million (Q1 2014-$0.19 million), and a non-cash accretion of $0.14 million recognized on the tangible benefit obligation (Q1 2014-nil), offset by a foreign exchange gain of $1.82 million (Q1 2014-$0.52 million foreign exchange gain) and finance income of $0.10 million (Q1 2014-$0.03 million).

EBITDA and Adjusted EBITDA

For Q1 2015, EBITDA was a loss of $4.41 million, down $10.97 million or 167% versus $6.57 million for Q1 2014. For Q1 2015, Adjusted EBITDA was $13.73 million, up $5.93 million or 76% over $7.80 million for Q1 2014. For Q1 2015, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Epitome, Echo Bridge, and DHX Television acquisition costs totaling $3.92 million (Q1 2014-$1.23 million for Ragdoll acquisition and integration costs) and tangible benefit expense of $14.22 million related to DHX Television.

Income Taxes

Income tax for Q1 2015 was a recovery of $2.39 million (Q1 2014-$1.30 million tax expense) made up of $3.07 million expense (Q1 2014-$1.41 million expense) for current income tax and deferred income tax recovery of $5.46 million (Q1 2014-$0.11 million recovery).

Net Income and Comprehensive Income

For Q1 2015 net loss was $7.73 million, compared to net income of $2.16 million for Q1 2014, or a decrease of $9.89 million in absolute dollars driven by the previously mentioned charge of $14.22 million related to the Company's tangible benefit obligation expense. For Q1 2015, net income normalized for Q1 2015 Epitome, Echo Bridge, and DHX Television acquisition costs, and other non-recurring charges, including the tangible benefit obligation expense, of $13.27 million (net of $4.87 million tax effect) was $5.54 million, ($0.05 adjusted basic and $0.05 diluted earnings per share), up 83%, as compared to $3.02 million normalized net income for Q1 2014 for Ragdoll Charges of $0.86 million (net of $0.37 million tax effect) ($0.03 adjusted basic and diluted earnings per share).

Comprehensive loss for Q1 2015 was $10.63 million, compared to a comprehensive income of $3.46 million for Q1 2014, or a decrease of $14.09 million in absolute dollars.

10

Liquidity and Capital Resources	September 30,	June 30,
	2014	2014
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)
Key Balance Sheet Amounts and Ratios:
Cash, restricted cash, and short-term investments	23,875	26,711
Long-term assets	308,847	155,595
Working capital	143,849	141,847
Long-term and other liabilities	240,712	74,093
Working capital ratio (1)	1.85	2.12

	Q1 2015	Q1 2014
	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	(1,371)	2,228
Financing activities	166,405	19,703
Investing activities	(168,007)	(27,334)
Effect of foreign exchange rate changes on cash	153	(139)
Net cash inflows (outflows)	(2,820)	(5,542)

Adjusted Operating Activities(2)	6,973	607

(1)	Working capital ratio is current assets divided by current liabilities (see the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2014).

(2)	For the three months ended September 30, 2014, cash inflows from Adjusted Operating Activities were $6,973 (three months ended September 30, 2013 - inflow of $607) calculated as cash outflows from operating activities of $(1,371) (2014-inflow of $2,228) adjusted by proceeds from interim production financing net of bank indebtedness changes and decrease in restricted cash related to production of $4,426 (2014-repayment of $2,483) and acquisition costs of $3,918 (2014-$1,233). See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Q1 2014 Adjusted Operating Activities differ from the Q1 2014 MD&A due to Management's decision to change the definition of this calculation.

Changes in Cash

Cash at September 30, 2014 was $23.86 million, as compared to $26.68 million at June 30, 2014.

For Q1 2015, cash flows used in operating activities were $1.37 million. Cash flows used for operating activities were net loss of $7.73 million and adding back non-cash items of amortization of P&E, intangible assets, accretion on tagible benefit obligation, tangible benefit obligation expense, finance fee expense, share-based compensation, and net change investment in film and television programs of $0.57 million, $1.10 million, $0.14 million, $14.22 million, $0.33 million, $0.61 million, and $0.26 million respectively. Cash flows used in operating activities were $3.42 million for unrealized foreign exchange gain, $5.46 million for deferred income tax recovery, and $1.98 million for net change in non-cash balances related to operations.

For Q1 2015, cash flows provided by financing activities were $166.41 million. Cash flows used in financing activities resulted from the change in deferred financing fees of $4.44 million, repayment of interim production financing of $0.66 million, and repayment of long-term debt and obligations under capital leases of $0.11 million. Cash flows from financing activities were provided by proceeds from employee share purchase loan, options, and warrants of $0.17 million, proceeds from bank indebtedness of $5.07 million, proceeds from long-term debt of $166.36 million, and a decrease in restricted cash of $0.02 million.

For Q1 2015, cash flows used in investing activities were $168.01 million. Cash flows used in investing activities were $166.05 million for business acquisitions, acquisition of P&E of $1.93 million, and $0.03 million for cost of internally generated intangible assets.

11

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $2.00 million as at September 30, 2014 versus June 30, 2014.

Based on the Company’s current revenue expectations for Fiscal 2015, which are based on contracted and expected production, distribution, M&L, broadcasting, and other revenue, the Company believes cash generated from operations and will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital surplus totaling $143.85 million is sufficient to execute its current business plan.

Amended and Restricted Senior Credit Facilities

Concurrently with the closing of the acquisition of the DHX Television, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the “Amended Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the terms of the existing credit facilities. The Amended Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) of up to $30,000 and a term facility (the “Amended Term Facility”) of up to $235,000.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the "Drawdown Rate") and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility matures on July 31, 2019 and is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, commencing with the first full financial quarter following the closing of DHX Television, with the remaining amount due on maturity.

All amounts borrowed pursuant to the Amended Senior Secured Credit Facility are guaranteed by the Company and certain of its subsidiaries (the "Amended Guarantors"), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Company and the Amended Guarantors.

Pursuant to entering into the Amended Senior Secured Credit Agreement, the Leverage Ratio, with which the Company must comply, was amended such that the Company must initially maintain its Leverage Ratio at less the 4.5 times, incrementally declining to less than 2.5 times by June 2017.

Production Financing Agreement

On August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20.00 million demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, broadcasting, and licensing of its film and television properties.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company monitors capital using a number of financial ratios, specifically, as at September 30, 2014, under the new Credit Facilities, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities) (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA (pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs); and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

12

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	September 30, 2014
Leverage Ratio	< 4.5x	3.11x
Fixed Charge Ratio	> 1.5x	6.84x

The Company is in compliance with these ratios.

Contractual Obligations6

As of September 30, 2014
Payments Due by Period			Fiscal	Fiscal	After Fiscal
(All amounts are in thousands)	Total	Fiscal 2015	2016-2017	2018-2019	2020
	$	$	$	$	$
Bank indebtedness (1)	10,000	10,000	—	—	—
Capital lease for equipment (2)	746	313	346	87	—
Other Liability (3)	17,313	2,473	4,946	4,946	4,948
Long-term debt payments (principal and interest) (4)	275,747	25,464	65,013	60,790	124,480
Operating leases (5)	13,828	3,546	7,818	2,324	140
Total Contractual Obligations	317,634	41,796	78,123	68,147	129,568

(1)	Revolving Facility with a maximum amount of $30.0 million bearing implied interest based on Bankers Acceptances at 4.71%.
(2)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from December 2014 to February 2017. Principal balances are included in note 9 to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2014.
(3)	Other liability includes tangible benefit obligation per DHX Television acquisition (see note 3 to the unaudited interim condensed consolidated financial statements for three months ended September 30, 2014 for details).
(4)	See note 9c to the unaudited interim condensed consolidated financial statements for three months ended September 30, 2014 for details.
(5)	Pursuant to operating leases. See note 16 to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2014 for details.
(6)	Note: in addition to the totals above, the Company has interim production financing owing in the amount of $35.29 million (see note 9b to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2014 for further details).

Outlook

The Company’s September 30, 2014 balance sheet remains strong with approximately $23.86 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 11,800 half-hour library, and licensing the best possible quality Children’s and Family programs with the goal of increasing cash flows from operations and profitability through existing production and distribution streams and emerging distribution including digital, music and M&L opportunities and now DHX Television. The Company is committed to growing its content library annually by a goal of 1-2% (approximately 100-200 half-hours) organically and through acquisitions of third party titles.

Management's annual 2015 outlook, as previously reported in the 2014 Annual MD&A is reproduced and updated as required below.

Management’s Annual Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or Management’s conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and M&L-owned, Management’s low-end estimate is based on the Company’s existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals based on taking a more aggressive view on the existing pipeline. These potential additional licensing deals are mostly not yet contracted.

13

Revenues

For Fiscal 2015, DHX’s targets for production revenue (proprietary and producer and service fee) are as follows: $37.5-50 million, (including Epitome) and $17.5-22.5 million respectively.

For Fiscal 2015, Management’s target is a range of $50-60 million for distribution (library) revenues, including the properties acquired from the Ragdoll and Epitome acquisitions and YouTube.

For Fiscal 2015, DHX’s target for M&L on owned brands (Yo Gabba Gabba!, Caillou, Richard Scarry’s Busy Town Mysteries, Johnny Test, and now including Teletubbies, In the Night Garden, and Degrassi) including music and royalty revenue is $20-25 million.

For Fiscal 2015, Management’s target is $11-13 million in revenues for M&L represented for CPLG. It is worth noting that because CPLG is a licensing agency, there is very little direct cost of goods sold (historically 5-15%) and the majority of the expenses against this category are SG&A and are included in DHX’s SG&A targets noted below.

For Fiscal 2015, new media and other revenue is targeted in the range of $5-6 million, including the property UMIGO.

For Fiscal 2015, Management is targeting revenues of $72-75 million from its newly acquired DHX Television Business which was acquired on July 31, 2014 and now operates as DHX Television. This represents the target for 11 months in Fiscal 2015.

Gross Margins

For Fiscal 2015, Management has set the following target ranges for gross margins across its various revenue categories. Gross margin ranges are as follows: 35-45% for proprietary production, 35-45% for producer and service fee, 55-65% for distribution, 50-60% for DHX television, 55-65% for M&L-owned, and for music and royalty, 95-100% for M&L-represented, 20-30% for new media and other.

Operating Expenses (Income)

For Fiscal 2015, DHX expects quarterly cash SG&A (revised slightly upward) to range from $11.0-12.5 million, including Ragdoll, Epitome, and DHX Television.

For Fiscal 2015, amortization for all categories and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of acquired libraries) and normalized development expense when considered together are expected to be in the range of $15-17.5 million. For Fiscal 2015, share-based compensation and other expenses (including acquisition costs) are expected to be in the following ranges respectively: $1.5-2.5 million and $5-6 million. For Fiscal 2015, finance expense is expected to range from $9-12 million, including the costs associated with the Ragdoll, Epitome, Echo Bridge, and DHX Television acquisitions.

As previously disclosed, in Q1 2015, the Company recorded a non-recurring expense for the tangible benefit obligation related to the acquisition of DHX Television of $14.2 million, which is further detailed in the section entitled "Tangible Benefit Obligation" under Operating Expenses (Income).

DHX Television Synergies

Through the integration of DHX Television into DHX, Management expects cost synergies of $3-5 million ($2-3 million for programming cost reductions and $1-2 million for SG&A cost synergies) for Fiscal 2015 and $5-7 million ($4-5 million for programming cost reductions and $1-2 million for SG&A synergies) for Fiscal 2016 and onward. Management expects to record costs of achieving these synergies of $1-1.5 million in Fiscal 2015. Management expects to begin to realize the projected synergies associated with the acquisition of DHX Television in Q2 2015 and continuing through the remainder of Fiscal 2015.

Yo Gabba Gabba! Live! Tour Schedule Update

As previously reported, Management announced a newly designed Yo Gabba Gabba! Live! show with new content and a fall 2014 tour. Expectations for Fiscal 2015 for the newly designed tour (excluding any holiday tour) are to play 30 cities and an expected 50-60 shows. Management is contemplating a winter 2015/spring 2015 tour and will report further on these plans in the coming quarters.

Recent Transactions

DHX Television Acquisition

On July 31, 2014, DHX Media acquired all of the shares of 8504601 Canada Inc. from Bell Media Inc. for cash consideration of $170 million, subject to customary closing adjustments and subsequently renamed the acquired company to DHX Television. DHX Television is the corporation operating the English-language Category A pay television undertaking known as Family or Family Channel, including its multiplex feed known as Disney Junior , the French-language Category B specialty television undertaking known as Disney Junior, and the English-language Category B specialty television undertaking known as Disney XD.

14

Concurrently with the acquisition of DHX Television, and as a condition of the closing, DHX entered into a new network affiliation agreement with an affiliate of Bell for the carriage of Family Channel Business services, with a term ending December 31, 2018.

DHX Television Tangible Benefits Obligation

As previously noted and as part of the CRTC decision approving the transaction, the Company is required to contribute $17.31 million to provide tangible benefits to the Canadian broadcasting system over the next seven years. The contributions will be used for on-screen benefit initiatives such as licensing and production of original English-language programming of national interest, partnerships with public broadcasters and Aboriginal Peoples Television Network to co-fund programming, subject to the demand and interest of the public broadcasters and APTN, digital media initiatives associated with productions created under the initiatives set out above, and creation of a Family and Children's Development Fund, and social benefits such as regional opportunities and training in script writing for children's programming.

Summary of Key DHX Television Business Assets

The DHX Television business is one of Canada's largest and most prominent family and children's entertainment broadcast companies. The business operates four Canadian children's television channels, Family Channel, Disney Junior (English) (which is a multiplex channel of Family Channel), Disney Junior (French), and Disney XD.

DHX Television procures content through an exclusive relationship with The Walt Disney Company ("Disney") as well as independent Canadian and international producers. Using this content, the four channels provide specialty and pay broadcast services to various Canadian cable and satellite television distributors (ie: broadcast distribution undertakings or "BDUs").

Family Channel and Disney Junior (English) are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to BDUs. Disney XD has a specialty television license, which permits it to generate advertising revenues, as well as charging a subscription fee. Disney Jr. French also has a specialty television license, but because its target audience is 2-5 year olds, its advertising revenue is insignificant, so most of its revenues are from subscription fees.

In addition to linear television, each of the four channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including BDU, online, and mobile), both on-demand and streamed. All the services are available in high-definition. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues.

Additionally, the four channels are supported by popular and robust web sites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services also are present on social media platforms including YouTube, Facebook and Twitter.

DHX Television is headquartered in Toronto, Ontario and employs 85 people and does not own any real estate.

Management Changes

On July 31, 2014, and concurrently with the acquisition of the DHX Television, Michael Donovan has been elected Executive Chairman, Dana Landry has been promoted to Chief Executive Officer, and Michael Hirsh has been named Vice-Chairman. Joe Tedesco has been named Senior Vice President and General Manager of DHX Television, and Keith Abriel has been appointed Chief Financial Officer.

Echo Bridge Library Acquisition

On November 13, 2014, subsequent to September 30, 2014, the Company acquired a library of 151 television series, feature films and television specials, including all international distribution rights to the Company’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment, LLC and Alliance Atlantis International Distribution LLC, a Delaware Limited Liability Company (collectively, “Echo Bridge”) for US $12 million in cash, which was financed through a US $12.0 million extension of the Company’s Amended and Restated Senior Secured Credit Agreement.

The acquisition of these library assets adds approximately 1,830 half hours to DHX’s existing library. The Company believes that bringing the international distribution rights for Degrassi and other key titles in-house will result in stronger worldwide distribution, particularly for Degrassi, one of the most recognizable brands globally in the teen drama category.

15

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgements, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgements, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2014 and 2013 on www.sedar.com or DHX’s website at www.dhxmedia.com.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, restricted cash, amounts receivable, long-term amounts receivable, long-term investment, bank indebtedness, interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and the other liability. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash, restricted cash, and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash, restricted cash, deposits, and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $2.50-3.00 million effect on annual net income (loss) before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities (see note 17 of the unaudited interim condensed consolidated financial statements for September 30, 2014 for further details). As at September 30, 2014 the Company had cash and restricted cash on hand of $23.88 million (June 30, 2014 - $26.71 million).

Currency Risk

The Company’s activities which expose it to currency risk involve the holding of foreign currencies as well as incurring production costs and earning revenues that are denominated in foreign currencies. For every 1% change in the USD, GBP, or Euros exchange rate versus the Canadian dollar would be less than a $0.50 million impact on net income (loss) and comprehensive income (loss).

16

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. These specific and general risks are as follows: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.

For further details see “Risk Factors” contained in the Company’s 2014 Annual MD&A and the Company's recently filed Annual Information Form on www.sedar.com or DHX’s website at www.dhxmedia.com.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 24, 2014, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2014, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the three months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of EBITDA, Adjusted EBITDA, Gross Margin, and Adjusted Operating Activities as measures of performance.

“EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs; and “Adjusted EBITDA” also includes adjustments for other non-recurring charges. Amortization includes amortization of P&E, expense of acquired libraries, and intangible assets. EBITDA and Adjusted EBITDA are not earnings measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes EBITDA and Adjusted EBITDA to be meaningful indicators of our performance that provides useful information to investors regarding our financial condition and results of operation.

17

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and new for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, Gross Margin may not be comparable to similar measures presented by other issuers.

“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, changes in restricted cash, and non-recurring charges, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance.

A reconciliation of historical results to EBITDA and Adjusted EBITDA is presented on the next page.

18

Reconciliation of Historical Results to EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as alternatives to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles income (loss) before income taxes, EBITDA and Adjusted EBITDA, and Gross Margin, based on the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2014 and 2013 of the Company found on www.sedar.com and www.dhxmedia.com. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q1-2015	Q1-2014
	($000)	($000)

Income (loss) before income taxes for the period	(10,131)	3,452
Finance expense, net	1,714	57
Amortization[2]	3,165	2,469
Development and other expenses	240	—
Share-based compensation expense	606	590
EBITDA[1]	(4,406)	6,568
Other adjustments[3]	18,133	1,233
Adjusted EBITDA[3]	13,727	7,801
Selling, general and administrative, net of share-based compensation expense and other one-time adjustments[3]	11,347	7,462
Gross Margin[1]	25,074	15,263

1Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details). Note: Q1 2015 EBITDA is a loss as a result of the non-recurring tangible benefit obligation expense of $14.22 million. When normalized Q1 2015 EBITDA would be $9.81 million.

2Amortization is made up of amortization of P&E and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These add backs were as follows: for Q1 2015 $1.67 million and $1.49 million respectively (Q1 2014-$1.35 million and $1.12 million).

3Non-recurring and one time adjustments noted herein relating to the Epitome, Echo Bridge, and DHX Television acquisitions for Q1 2015 consisting of $3.92 million of acquisition costs (Q1 2014-$1.23 million for Ragdoll acquisition costs), and a charge of $14.22 million related to the tangible benefit obligation (Q1 2014-nil).

19

DHX MEDIA LTD.

Q1 2015

Supplemental Information

20

I. Summary of securities issued and options and warrants granted during the three months ended September 30, 2014 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

	Number of Common	Value
	Shares	$
Balance at June 30, 2014	119,775,905	207,227

Shares issued as part of employee share purchase plan	3,870	27
Options exercised	153,750	214
Balance at September 30, 2014	119,933,525	207,468

b.	Summary of options and warrants

		Weighted-average
Options	Number of Options	exercise price

Balance at June 30, 2014	4,787,500	$2.14
Options granted to employees	200,000	$7.13
Options exercised	(153,750)	$0.94
Options granted to officers	1,175,000	$7.13
Balance at September 30, 2014	6,008,750	$3.31

c.	Summary of securities as at the end of the reporting period

1.	Authorized share capital

Unlimited common shares without nominal or par value;

100,000,000 preferred variable voting shares, redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting.

2.	Shares outstanding and recorded value

119,933,525 common shares at a recorded value of $207,468;

100,000,000 preferred variable voting shares at a recorded value of nil.

i.	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares. On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were canceled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively.

21

ii.	Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of the transfer, the Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted the Company a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended,waived or terminated unless approved by the TSX.

3.	Description of options and warrants

See note 13(f) and 13(g) of the audited consolidated financial statements for the year ended June 30, 2014.

II. Directors and officers as at September 30, 2014

Directors
David Colville	Director
Sir Graham Day (1) (2) (3) (4)	Lead Director of DHX, Chair of Governance Committee
Michael Donovan (1)	Executive Chairman, Director
Dana Landry	CEO, Director
Michael Hirsh	Vice Chairman, Director
Geoffrey Machum, QC	Director
J. William Ritchie (2) (3) (4)	Director
Robert Sobey (3)	Director, Chair of the Compensation Committee
Donald Wright (2) (3) (4)	Director, Chair of Audit Committee

Officers
Dana Landry	CEO
Keith Abriel	CFO
Michael Hirsh	Executive Chairman
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Corporate Development & Investor Relations

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating and Governance Committee

22